Via EDGAR AND ELECTRONIC TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Howard Efron, Staff Accountant
Kristi Marrone, Staff Accountant

Re:	Redfin Corp Form 10-K for the Year Ended December 31, 2022 Filed February 16, 2023 File No. 001-38160

Ladies and Gentlemen:
I am the Chief Financial Officer of Redfin Corporation (the “Company”) and am submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on July 6, 2023 that relate to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 001-38160), filed with the Commission on February 16, 2023 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.
Form 10-K for the Year Ended December 31, 2022
Acquired Intangible Assets and Goodwill
Goodwill, Page 44
1.Please disclose whether you believe the estimated fair values of your reporting units substantially exceed their carrying values. For any reporting units that have estimated fair values that do not substantially exceed their carrying values, please provide useful and meaningful information that would allow investors to better assess the probability of a future goodwill impairment, including the following:

●Identify the reporting unit and quantify the amount of goodwill allocated to the reporting unit.
●Disclose the percentage by which the estimated fair value exceeded carrying value as of the date of the most recent impairment test.
●Disclose and discuss the specific critical assumptions used in your fair value determination.
●Address the degree of uncertainty associated with your key assumptions and disclose how changes in key assumptions could impact your fair value determination.
●Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

United States Securities and Exchange Commission
Division of Corporation Finance
July 11, 2023

The Company respectfully acknowledges the Staff’s comment. The Company performed its annual goodwill impairment test in the fourth quarter of 2022, considering qualitative and quantitative factors, including the sensitivity of key inputs, and concluded that the fair value of all six of its reporting units substantially exceeded their carrying values. Three of the Company’s six reporting units have allocated goodwill. The three reporting units with allocated goodwill had estimated fair values that exceeded their carrying value by approximately 35% to 125%. As such, the Company concluded that the estimated fair values of all reporting units substantially exceeded their carrying values.
The Company also advises the Staff that in future filings, beginning with our 10-Q filings for the second quarter of 2023, the Company will revise the following paragraph within its disclosure of Critical Accounting Policies and Estimates – Acquired Intangible Assets and Goodwill, included in Management's Discussion and Analysis of Financial Condition and Results of Operations, similar to the following (proposed new language underlined):
Goodwill represents the excess of the purchase price over the fair value of the net tangible assets and identifiable intangible assets acquired in a business combination. Goodwill is not amortized, but is subject to impairment testing. We assess the impairment of goodwill on an annual basis, during the fourth quarter, or whenever events or changes in circumstances indicate that goodwill may be impaired. Based on the Company’s annual goodwill impairment test performed in the fourth quarter of 2022, the estimated fair values of all reporting units substantially exceeded their carrying values. No goodwill impairment charges were recorded in the second quarter of 2023 or 2022.
We also confirm that in the event the Company’s goodwill impairment test indicates one or more reporting units’ fair value does not substantially exceed its carrying value, the Company will include relevant information as noted in the Staff’s comment, including (i) identifying the reporting unit and quantify the amount of goodwill allocated to the reporting unit; (ii) disclosing the percentage by which the estimated fair value exceeds carrying value as of the date of the most recent impairment test; (iii) disclosing and discussing the specific critical assumptions used in the fair value determination; (iv) addressing the degree of uncertainty associated with the key assumptions and disclosing how changes in key assumptions could impact the fair value determination; and (v) describing potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

* * * * * * *

United States Securities and Exchange Commission
Division of Corporation Finance
July 11, 2023

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (206) 390-3415 or Anthony Kappus at (206) 435-7233.

Sincerely,
                            /s/ Chris Nielsen

                            Chris Nielsen

cc:
Anthony Kappus, Chief Legal Officer
Redfin Corporation
Katherine Duncan
Fenwick & West LLP